Mail Stop 3561

July 16, 2008

<u>By U.S. Mail</u>

Robert Kees
Senior Vice President and Chief Financial Officer
Old Dominion Electric Cooperative
4201 Dominion Boulevard
Glen Allen, VA 23060

> **RE:** **Old Dominion Electric Cooperative**
> **File No. 0-50039**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 20, 2008**

Dear Mr. Kees:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant